August 15, 2016

H. Roger Schwall

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Comstock Resources, Inc.

Registration Statement on Form S-4

Filed August 1, 2016

File No. 333-212795

Dear Mr. Schwall:

Set forth below are the responses of Comstock Resources, Inc. (the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 11, 2016 (the “Comment Letter”), with respect to the Registration Statement on Form S-4, File No. 333-212795, filed with the Commission on August 1, 2016 (the “Registration Statement”).

Concurrently with this response letter, the Company is electronically transmitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”) and Prospectus Supplement No. 1 to the prospectus contained in the Registration Statement (“Supplement No. 1”). Amendment No. 1 and Supplement No. 1 include revisions made in response to the comments of the Staff in the Comment Letter and certain other changes to the exchange offer as described therein. Enclosed with this letter are copies of Amendment No. 1 and Supplement No. 1 for your reference.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text.

Registration Statement on Form S-4

General

1.	We note that you may issue up to $75 million in interest on the New Senior Secured Notes via Payment-In-Kind (“PIK”) Notes per payment date. You may also issue an unspecified amount of interest on the New Convertible Notes via PIK Notes as well. Given that debtholders of each series are making an investment decision now to receive PIK Notes at a later date, you should register a sufficient number of PIK Notes and common stock representing a bona fide estimate of the amounts of such securities you will ultimately be issuing. Please advise or revise.

Securities and Exchange Commission

August 15, 2016

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully submits that the registration fee table contained in the Registration Statement contemplated the registration of (i) $75 million of New Senior Secured Notes that may be issued as PIK Notes, (ii) the Company’s good faith estimate of the amount of New Convertible Notes that may be issued as PIK Notes through the respective maturity dates of the New Convertible Notes and (iii) an indeterminate amount of shares of common stock issuable upon conversion of the New Convertible Notes (including New Convertible Notes issued as PIK Notes). Amendment No. 1 contains a revised fee table with respect to (a) additional warrants to be issued in exchange for Old Senior Secured Notes tendered in the exchange offer (and the common stock issuable upon the exercise thereof), as described on page 1 of Supplement No. 1, and (b) the revised maximum amount of New Senior Secured Notes issuable as PIK Notes, as described on page 1 of Supplement No. 1.

Cautionary Note Regarding Forward-Looking Statements, page iv

2.	The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

RESPONSE:

The Company acknowledges the Staff’s comment and has addressed the inapplicability of the safe harbor to the statements made in connection with the offer on page 2 of Supplement No. 1.

The New Convertible Notes, page 15

3.	Regarding the PIK provision, you indicate that “[f]or each series of New Convertible Notes, interest will be payable by issuing additional notes in an amount equal to the applicable amount of interest for the interest period (rounded down to the nearest whole dollar).” Since you do not cite any limitation on such payment, as you do for the New Senior Secured Notes, this suggests that you intend to make the interest payments only via PIK Notes. Please clarify your disclosure.

RESPONSE:

The Company acknowledges the Staff’s comment and has included a clarification on page 1 of Supplement No. 1.

Exhibit 5.1

4.	The assumption on page 2 that “all persons who signed such documents on behalf of a business entity were duly authorized to do so” appears overly broad. With regard to the company and any co-registrant guarantors, counsel may instead receive and rely upon applicable officers’ certificates. Please obtain a revised opinion which does not include those parties within the scope of the assumption. Please see Section II.B.3.a of Staff Legal Bulletin No. 19 (CF) (October 14, 2011) (“SLB 19”) for guidance.

Securities and Exchange Commission

August 15, 2016

RESPONSE:

The Company acknowledges the Staff’s comment and has filed a revised opinion as Exhibit 5.1 to Amendment No. 1 modifying the cited assumption.

5.	We note your reliance on the opinion of Woodburn and Wedge with respect to certain matters. See our comments below regarding Exhibit 5.2. Those issues may limit your ability to rely on that opinion.

RESPONSE:

The Company acknowledges the Staff’s comment and has filed a revised opinion from Woodburn and Wedge, as further described below, as Exhibit 5.2 to Amendment No. 1, addressing the reliance comment.

6.	Assumptions “vi” and “viii” listed at the top of page 3 appear to be overly broad or to assume readily ascertainable or otherwise material facts. While it may be appropriate to assume that specific factual events may take place after effectiveness in granting the legal opinion, counsel should not assume that the registrant has taken all corporate actions necessary to authorize the issuance of the securities or assume legal conclusions. See SLB 19.II.B.3.a.

RESPONSE:

The Company acknowledges the Staff’s comment and has filed a revised opinion as Exhibit 5.1 to Amendment No. 1 deleting the cited assumptions.

Exhibit 5.2

7.	The assumption on page 2 that “all persons who signed such documents on behalf of a business entity were duly authorized to do so” appears overly broad. With regard to the company and any co-registrant guarantors, counsel may instead receive and rely upon applicable officers’ certificates. Please obtain a revised opinion which does not include those parties within the scope of the assumption. Please see Section II.B.3.a of SLB 19 for guidance.

RESPONSE:

The Company acknowledges the Staff’s comment and has filed a revised opinion as Exhibit 5.2 to Amendment No. 1 modifying the cited assumptions.

8.	Assumption “vi” at the top of page 3 appears to assume certain conclusions of law that are necessary findings for the opinion given. Please revise your opinion to remove such assumptions. See Section II.B.3.a of SLB 19.

RESPONSE:

The Company acknowledges the Staff’s comment and has filed a revised opinion as Exhibit 5.2 to Amendment No. 1 deleting the cited assumption.

Securities and Exchange Commission

August 15, 2016

9.	Assumptions “vi” and “viii” listed on pages 3 and 4 appear to be overly broad or to assume readily ascertainable, or otherwise material facts. While it may be appropriate to assume that specific factual events may take place after effectiveness in granting the legal opinion, counsel should not assume that the registrant has taken all corporate actions necessary to authorize the issuance of the securities or assume legal conclusions. Please see Section II.B.3.a of SLB 19 for guidance.

RESPONSE:

The Company acknowledges the Staff’s comment and has filed a revised opinion as Exhibit 5.2 to Amendment No. 1 deleting the cited assumptions.

In addition, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact me at (972) 668-8811.

Sincerely,

By:	/s/Roland O. Burns
Roland O. Burns
President and Chief Financial Officer

cc:   Jack E. Jacobsen, Esq.

Locke Lord LLP

Doug Rayburn, Esq.

Baker Botts L.L.P.